FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.
Statement by Holding Company Claiming Exemption
Under Rule U-3A-2
from the Provisions of the Public Utility Holding Company
Act of 1935
To be filed Annually Prior to March 1

SOUTHERN INDIANA GAS AND ELECTRIC COMPANY

hereby files with the Securities and Exchange Commission pursuant to Rule 2 its statement claiming exemption as a holding company from the provisions of the Public Utility
Holding Company Act of 1935, and submits the following information:

     1.    Southern Indiana Gas and Electric Company
("SIGECO") is a combination gas and electric utility and wholly-owned subsidiary of SIGCORP, Inc. ("SIGCORP"), an investor owned holding company. SIGCORP was formed in 1995 under the laws of the State of Indiana by SIGECO. On
January 1, 1996, SIGCORP became the parent of SIGECO, pursuant to a corporate reorganization plan and also became the parent of nonutility subsidiaries formerly owned by SIGECO. SIGECO serves customers in 10 southwestern Indiana counties. Nonutility business activities are conducted under separate subsidiaries.

     SIGECO is an operating public utility incorporated on June 10, 1912 under the laws of the State of Indiana. The Company is located in Evansville, Indiana and is engaged in the generation, transmission, distribution and sale of electricity and the purchase, transportation, distribution and sale of natural gas in southwestern Indiana. SIGECO owns approximately 33% of the outstanding common stock of Community Natural Gas Company, Inc. ("Community"), an Indiana corporation, which is a small Indiana gas distribution company with offices in Mt. Carmel, Illinois. Community conducts its business in southwestern Indiana.

     2. The principal generating facilities of SIGECO include the Culley Station with 406,000 kW of capacity and Warrick Unit No. 4 with 135,000 kW of capacity, both located in Warrick County near Yankeetown, Indiana; and the A. B. Brown Station with 500,000 kW of capacity, located in Posey County about eight miles east of Mt. Vernon, Indiana. These facilities include six coal-fired generating units and have a combined generating capacity of 1,041,000 kW.

     SIGECO's Broadway Gas Turbine Units, with a capacity of 115,000 kW, are located in Evansville, Vanderburgh County, Indiana. This generating facility is equipped to burn oil and/or natural gas. These units generally are used only for reserve, peaking or emergency purposes due to the higher unit cost per kilowatt hour of generation when using oil or gas as fuel.

     SIGECO's Brown Gas Turbine I, with capacity of 80,000 kW, is located at the A. B. Brown Station. The unit is fueled by natural gas, although fuel oil can also be used if gas is unavailable. The main function of the gas turbine is to generate adequate power during times of peak demand. However, it is also used to assist in maintaining voltage support on the west end of the system, and can be used to "black start" the Brown plant if a catastrophe should cause a partial or total system blackout.

     SIGECO also owns two gas fired turbine generating units with a capacity of 20,000 kW, which are used for peaking and emergency purposes only. These units are known as the Northeast Gas Turbine Units and are located northeast of Evansville, in Vanderburgh County, Indiana.

     SIGECO's transmission system consists of 823 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 26 substations with an installed capacity of 3,897,700 kilovolt amperes. The electric distribution system includes 3,188 pole miles of lower voltage overhead lines and 211 trench miles of conduit containing 1,271 miles of underground distribution cables. The distribution system also includes 96 distribution substations with an installed capacity of 2,001,384 kilovolt amperes and 48,651 distribution transformers with an installed capacity of 2,159,957 kilovolt amperes.

     SIGECO owns and operates three underground gas storage fields with an estimated ready delivery from storage capability of 3.8 billion cubic feet of gas. The Oliver
Field, in service since 1954, is located in Posey County, Indiana, about 13 miles west of Evansville; the Midway
Field, in service since 1966, is located in Spencer County, Indiana, about 20 miles east of Evansville near Richland, Indiana; and, the Monroe City Field, in service since 1958, is located 10 miles east of Vincennes, Indiana.

     SIGECO's gas transmission system includes 142 miles of transmission mains, and the gas distribution system includes
2,845 miles of distribution mains.

     The only utility property SIGECO owns outside of Indiana is approximately eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric
Company's transmission system at Cloverport, Kentucky.

     Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana. Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has 6,899 natural gas customers consisting of residential, commercial, industrial and public authority classes of service. Its gas distribution system includes approximately 484 miles of distribution mains. Community has no underground gas storage facilities.

     3. For the year ended December 31, 1999, SIGECO's retail and wholesale electric sales totaled 6,940,715,024 kWh, while its retail and transported gas sales totaled 31,849,973 Dth. SIGECO has no electric or gas retail sales outside the State of Indiana. For this same period, SIGECO had wholesale electric sales of 341,952,000 kWh to utilities and power marketers located outside the state of Indiana. SIGECO had no wholesale natural gas sales outside of Indiana, or at the state line. During 1999, SIGECO purchased 426,219,000 kWh of power from utilities and power marketers located outside the state of Indiana. For the year ended December 31, 1999, SIGECO's retail natural gas sales totaled 12,269,892 Dth and 19,580,081 Dth of natural gas was transported for end users for a total natural gas sold and transported of 31,849,973 Dth, all of which was distributed within the State of Indiana. For this same period, SIGECO had no gas wholesale sales. During 1999, SIGECO purchased for its system supply 12,574,928 Dth of natural gas, 100% of its requirements, from 36 natural gas suppliers.

     For the year ended December 31, 1999, Community's retail gas sales totaled 895,681 Dth, and no natural gas was transported for end users resulting in a total gas sold and transported of 895,681 Dth, all of which was distributed within the State of Indiana. For this same period, Community had no wholesale natural gas sales. During 1998, Community received for its system supply 932,091 Dth of natural gas from its four traditional pipeline suppliers, Texas Gas Transmission Corporation, Texas Eastern Corporation, ANR Pipeline and Midwestern Gas. The gas purchased for its system was purchased through a broker.

     4. SIGECO does not hold any interest in an exempt wholesale generator or foreign utility company.

     Exhibit A: Consolidated statement of income and surplus of SIGECO for the year ended December 31, 1999, together with a consolidating balance sheet of SIGECO as of the close of such calendar year.

     Exhibit B: Financial data schedule.

     The above named Company has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2000.

                      SOUTHERN INDIANA GAS AND ELECTRIC COMPANY


                    By   /S/ T. L. Burke
                    T. L. Burke
                    Treasurer

ATTEST:

/s/ L. K. Tiemann
L. K. Tiemann
Assistant Secretary

The name, title and address of the officer to whom notice and correspondence concerning this statement should be addressed is:

     T. L. Burke
     Treasurer
     Southern Indiana Gas and Electric Company
     20 N.W. Fourth Street
     Evansville, Indiana  47741-0001

       1 of 3
Exhibit A


SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
Consolidating Trial Balance
For Twelve Months Ending December 31, 1999


                                                     SIGECO
ASSETS

Utility Plant at cost:
 Electric                                            1,160,216
 Gas                                                   156,918
Accumulated Depreciation                              (623,611)
Cwip                                                    45,393
Investment in Subsidiaries                                   0
Investments in leveraged leases                              0
Investments in partnerships                                  0
Funds held by Trustee                                      996
Nonutility property & other                              1,627
Cash and cash equivalents                                  449
Cash - Restricted                                            0
Temporary investments                                        0
Receivables, net                                        53,474
Notes receivable from assoc. co.                         1,159
Fuel (coal and oil)                                     12,229
Materials and supplies                                  13,352
Allowance Inventory                                      4,437
Gas in underground storage                              11,441
Other current assets                                     8,576
Unamortized def. return on ABB#2                             0
Unamortized prem. on reacq. debt                         4,416
Post-retire. ben. oblig. oth. than pensions              1,234
Accum Deferred Income Taxes                                  0
Def Tax Asset-FASB109                                        0
Other deferred charges                                  42,453
                                                       894,759


       2 of 3
Exhibit A

SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
Consolidating Trial Balance
For Twelve Months Ending December 31, 1999

                                                     SIGECO
SHAREHOLDERS' EQUITY AND LIABILITIES

Common Stock                                          (78,258)
Additional paid-in capital
Retained Earnings                                    (256,313)
Treasury stock                                              0
Cumulative preferred stock                            (18,590)
Cumulative special preferred stock                       (692)
Long-term debt less current mat.                     (238,282)
Long-term Partnership Obligations                           0
Current por. of adj. rate p. c. bonds                 (53,700)
Notes payable                                         (22,880)
Maturing long-term debt                                     0
Maturing Partnership Obligations                            0
Accounts payable                                      (28,555)
Notes payable to Assoc. Company                            (5)
Dividends payable                                        (117)
Accrued taxes                                          (8,408)
Accrued interest                                       (6,012)
Refunds to customers                                   (5,375)
Other accrued liabilities                             (22,706)
Accumulated deferred income taxes                    (122,976)
Accumulated deferred ITC                              (17,372)
Regulatory liability - FAS 109                              0
Post-retire. ben. oblig. oth. than pensions           (12,041)
Other                                                  (2,477)
                                                     (894,759)



SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
Consolidating Trial Balance
For Twelve Months Ending December 31, 1999

       3 of 3
Exhibit A

                                                     SIGECO
INCOME STATEMENT

 Operating Revenues
  Electric                                           (307,569)
  Gas                                                 (68,212)
  Energy services
  Other
 Fuel for electric generation                          72,155
 Purchased electric energy                             20,791
 Cost of gas sold                                      39,612
 Cost of energy services revenues
 Cost of other revenues
 Other operation expenses                              61,108
 Maintenance                                           34,550
 Depreciation and amortization                         44,867
 Federal and state inc. tax.                           26,427
 Property and other taxes                              12,845
 AFUDC (other)                                           (296)
 Interest income                                         (363)
 Other, net                                                58
 Interest expense on long-term debt                    16,121
 Amort. of prem., disc. & exp on debt                     487
 Other interest expense                                 3,158
 AFUDC (borrowed)                                      (2,507)
Preferred dividend requirement                          1,078
 NET INCOME                                           (45,690)

EXHIBIT B


Item    Caption Heading                            (in thousands)
No.
   1.   Total Assets                               $ 894,759
   2.   Total Operating Revenues                   $ 375,781
   3.   Net Income                                 $  45,690